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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                                              ---------------
                                 FORM 12b-25                  SEC FILE NUMBER
                          NOTIFICATION OF LATE FILING              0-8155
                                                              ---------------
                                                              ---------------
(Check One): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
             [ ] Form 10-Q  [ ] Form N-SAR

                                                      CUSIP NUMBER
                                                    Common Stock:  63007P 10 5

                                                            -------------------

      For Period Ended: April 30, 2000

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended: _________________________________

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

  Nano World Projects Corporation
Full Name of Registrant

  Breccia International Minerals Ltd.
Former Name if Applicable

  11715 North Creek Parkway
  Address of Principal  Executive Office (Street and Number)

  South Bothell, WA  98011
City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)
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 [X]           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 |X|           (b) The subject annual report, semi-annual report,
                   transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]           (c) The account's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company changed its management team and commenced operations in a completely new area of business in April 2000. As a result of the foregoing transitions and the limited time available subsequent to the Company's fiscal year end for preparation by the new responsible officers of registrant's annual report for the period ending April 30, 2000, the registrant will be unable to file the annual report for such period at the prescribed due date. The reasons causing the delay of filing of the Form 10-K could not be eliminated without unreasonable effort or expense. The subject report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          David Hunter                     (425)               415-1483
     --------------------------        ------------      ---------------------
              Name)                     (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
     is no, identify report(s).                                  [X] Yes  [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for that last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                    [ ] Yes  [x] No

     If so, attached an explanation of the anticipation change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Nano World Projects Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    July 28, 2000                 By /s/ David Hunter
    ----------------------         --------------------------------
                                      David Hunter, Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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 Intentional misstatements or omission of fact constitute Federal Criminal
   Violations (See 18 U.S.C. 1001).
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     GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 25) of the General Rules and Registration under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record In the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.